SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT FOUNDED 1866	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC
June 30, 2006
BY ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Maverick Tube Corporation Preliminary Proxy Statement on Schedule 14A
Ladies and Gentlemen:
          On behalf of Maverick Tube Corporation, a Delaware corporation (“Maverick”), we are transmitting for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary proxy statement on Schedule 14A, together with accompanying appendices and a form of proxy (the “Proxy Statement”). The Proxy Statement relates to a special meeting of the stockholders of Maverick to be called in connection with the Agreement and Plan of Merger, dated as of June 12, 2006 (the “Merger Agreement”), among Maverick Tube Corporation, Tenaris S.A., a corporation organized under the laws of Luxembourg (“Tenaris”), and OS Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Tenaris (“OS Acquisition”).
          Pursuant to the terms and conditions of the Merger Agreement, OS Acquisition will merge with and into Maverick, with Maverick continuing as the surviving corporation (the “Merger”). In connection with the Merger, each share of Maverick’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by Tenaris, OS Acquisition or any direct or indirect wholly owned subsidiary of Tenaris, shares owned by Maverick, and in each case not held on behalf of third parties, and shares owned by dissenting stockholders) will be converted into the right to receive $65 in cash.
          Maverick hopes to hold the special meeting of its stockholders as soon as possible and would like to be in a position to release the definitive Proxy Statement in July.
          Pursuant to Section 14(g) of the Exchange Act, the sum of $260,000 in payment of the required filing fee with respect to the Proxy Statement has been transferred by wire transfer to the lockbox maintained by the Securities and Exchange Commission at Mellon Bank in Pittsburgh, Pennsylvania.
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
June 30, 2006

          Please direct any questions or comments relating to the Proxy Statement to Frederick C. Lowinger at (312) 853-7238 or the undersigned at (312) 853-7099.

Very truly yours,
/s/ Claire R. Hinderer

Claire R. Hinderer

cc:	C. Robert Bunch Joyce M. Schuldt